Hudson Capital Advisors BD, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2025

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66595

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/25_____ AND ENDING _____12/31/25_____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hudson Capital Advisors, BD, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Wilshire Blvd., Suite 700

(No. and Street)

Sana Monica	California	90401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stuart Henderson	(201) 264-7900	shenderson@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.

(Name – if individual, state last, first, and middle name)

800 Washington Street, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Bruce Raben_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Hudson Capital Advisors, BD, LLC_____, as of _____December 31_, 2 _0_25_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Bruce Raben_

Title:
__CAO_____

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.

■ (b) Notes to consolidated statement offinancial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in§ 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (I) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-le or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5{e)(3) or 17 CFR 240.18a-7{d)(2), as applicable.*







LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Hudson Capital Advisors BD, LLC
Santa Monica, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hudson Capital Advisors BD, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Hudson Capital Advisors BD, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Hudson Capital Advisors BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.
LMHS, P.C.
We have served as Hudson Capital Advisors BD, LLC's auditor since 2024.
Norwell, Massachusetts
March 17, 2026

Members of AICPA®

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of mgiworldwide

HUDSON CAPITAL ADVISORS BD LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash and equivalent	$	52,263
Prepaid Expenses	$	1,180
Other receivable		7,500
Total Assets		60,943

Liabilities and Member's Equity

Liabilities	
Accrued expenses & Accounts Payable	-
Accrued Commissions Payable	6,544
SBA Loan	-
Total Liabilities	6,544
Member's Equity	
Member's Equity	54,399
Total Liabilities and Member's Equity	$ 60,943

See accompanying notes to financial statements

Note 1 – Organization and Nature of Business

Hudson Capital Advisors BD, LLC (the "Company"), was formed as a Delaware limited liability company on December 4, 2003. The Company is registered as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary business activities include providing merger and acquisition advisory services, financial advisory services, and restructuring services to small and middle market companies.

The Company was a wholly owned subsidiary of Hudson Capital Advisors, LLC (the "Former Parent"). Effective July 1, 2009, BIR, LLC (the "Parent"), a company affiliated with a member of the Former Parent, acquired all of the Company's membership interests from the Former Parent. Subsequently BIR, LLC was eliminated and the member of the Former Parent, which owned 100% of BIR, LLC, currently owns directly 100% of Hudson Capital Advisors, LLC.

As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company whether arising in tort, contract, or otherwise, except as provided by law.

Note 2 – Significant Accounting Policies

Basis of Presentation

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Financial Advisor and Agent – banking, mergers & acquisitions

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues - Adoption of ASC Topic 606 Revenue from Contracts with Customers

On January 1, 2019, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results of reporting periods beginning after January 1, 2019 are

Note 2 – Significant Accounting Policies (continued)

presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2021, or to revenue for the year ended December 31, 2023, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue recognition – HCA earns revenue by performing services according to an engagement agreement with a customer. Although typically described in various ways (Investment Banking Fees; Placement Agent Fees; Success Fees; Retainers, etc.,) they are divided into two categories: 1) Transaction-related revenue and 2) Non-Transaction-related revenue.

Transaction-related revenue is recognized as earned when the transaction has been completed, and a commission/fee/payment is due according to the terms of the agreement.

Many of the other fees, including non-refundable fees can be categorized as referral fees. Non-transaction-related revenue is earned based on when it is received, and other terms that are outlined in the agreement related to services or introductions that the Firm makes on behalf of the client.

Some agreements made indicate that a reduction, by the amount of the "other fees" paid, may be made in credit against the "success fee" paid. These details are described in the engagement agreement and do not affect when the prior revenue is considered "earned", as there may be cases where a non-transaction-related fee is earned, and a transaction-related fee is not earned.

Leases – in February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The accounting update is effective for fiscal years beginning after December 15, 2018 (January 1, 2019 for the Company) under a modified retrospective approach and early adoption is permitted. The Company has reviewed the new standard and since they utilize an office arrangement that is contracted under a month-to-month arrangement, this does not apply to the Company's financials for the period.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon.

Note 2 – Significant Accounting Policies (continued)

Therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross income tax and a minimum Franchise Tax of $800. The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2022 to the present, generally for three years after they are filed.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying value of such amounts.

Note 4 – Related Party Transactions

During the year ended December 31, 2025, the Company did not have any Related Party Transactions

Note 5 – Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts.

(Notes continue on next page)

Hudson Capital Advisors BD, LLC
Notes to Financial Statements
December 31, 2025

Note 6 – Commitments, contingencies or guarantees.

The Company has no commitments, no contingent liabilities, and has issued no guarantees that might result in a loss or future obligations. Contingencies could arise in the normal course of business, and the Company could be subject to lawsuits or arbitrations related to its activities. The Company seeks to minimize any risks associated with its activities and the activities of any licensed representatives through policies, procedures, and supervision. While the Company has exposure to risks in its normal course of business, there are no material unrecorded or undisclosed commitments or contingencies, and the Company is not involved in or aware of any pending litigation or arbitration as of December 31, 2025.

Note 7 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2025, the Company had net capital of $52,263 which was $47,263 in excess of its required net capital of $5,000. The Company's net capital ratio was .08 to 1.

Note 8– Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon.

Note 9 – Exemption from the SEC Rule 15c3-3

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2025. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to private placements of securities on a best efforts basis only and corporate finance and other investment banking advisory services.

Note 10 – Leases

The Company uses an office arrangement that is contracted on a month-to-month basis. Rent expense for 2025 was $1,318.

Note 11 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2025 to March xx, 2026, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 12 - Accounts Receivable and Allowance for Credit Losses
Accounts receivable are recorded at the invoice amount and presented net of the allowance for credit losses. They do not bear interest. Management evaluates the collectability of accounts receivable at each balance sheet date using a combination of factors, such as historical experience, credit quality, age of the accounts receivable balances, and economic conditions that may affect a customer's ability to pay. Company includes any accounts receivable balances that are determined to be uncollectible in the overall allowance for credit losses using the specific identification method. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Note 13 - SEGMENT REPORTING
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two classes or services; private placement of securities; and investment advisory services, including mergers and acquisitions. The Company has identified Bruce Raben as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, including the forecasting process and to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies, The Company derived 100% of total revenues from several external customer in 2025. All revenue segments and significant expenses for the year ended December 31, 2025 are disclosed on the Statement of Income.

Note – 14 Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other assets and liabilities. The Company is currently approved to conduct several types of business. The Company does not hold customer funds and/or securities. The Company is licensed to conduct the following types of business as a securities broker-dealer, including:

•   Private placement of securities; and
•   Investment advisory services, including mergers and acquisitions.

Note – 15 Exemptions

Under its membership agreement with FINRA the Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-d "Reports to be made by certain brokers and dealers"). The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, in reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, as discussed in FAQ 8 issued by SEC Staff, because the Company limits its business activities exclusively to effecting securities transactions where any funds are payable directly to the counter party and or the issuer, and not to the Company (see further detail in the Note: Exemption from SEC Rule 15c3-3). The Company relied on Footnote 74, during the period of January 1, 2025 through December 31, 2025.